Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES

AS OF JANUARY 2, 2026

	Name of Entity	Jurisdiction of Organization
1.	Willdan Electrical of NY, Inc.	New York
2.	Willdan Engineering	California
3.	Willdan Energy Solutions	California
4.	Willdan Financial Services	California
5.	Willdan Lighting & Electric, Inc.	Delaware
6.	Public Agency Resources	California
7.	Integral Analytics, Inc.	Ohio
8.	Willdan Energy Co.	Delaware
9.	Energy and Environmental Economics, Inc.	California